SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                         SCHEDULE 13D - AMENDMENT NO. 3
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       AMERICAN BINGO & GAMING CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                           8,990,690 SHARES OUTSTANDING
                         (Title of Class of Securities)

                                    024596108
                                  (CUSIP Number)

                                 JEFFREY L MINCH
                            816 CONGRESS AVENUE #1250
                               AUSTIN, TEXAS 78701
                                  512-476-5141
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                26 FEBRUARY 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ] - BOX NOT CHECKED.
                          ------------------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.:  024596108

1.  Names of reporting persons:  JEFFREY L MINCH
IRS Identification Nos. of above persons (entities only):  NOT APPLICABLE
--------------------------------------------------------------------------------
2.  Check the appropriate box if a Member of a Group:
    (a)  [  ] - BOX NOT CHECKED
    (b)  [  ] - BOX NOT CHECKED
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds: PERSONAL FUNDS - "PF."
--------------------------------------------------------------------------------
5.  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) [  ] or 2 (e) [  ] - NEITHER BOX CHECKED
--------------------------------------------------------------------------------
6.  Citizenship:  UNITED STATES
--------------------------------------------------------------------------------
Number of shares        7. Sole voting power:                   1,231,900 SHARES
                        --------------------------------------------------------
beneficially owned by   8. Shared voting power:                         0 SHARES
                        --------------------------------------------------------
each Reporting Person   9. Sole dispositive power:              1,231,900 SHARES
                        --------------------------------------------------------
with:                  10. Shared dispositive power:                    0 SHARES
--------------------------------------------------------------------------------
11.  Aggregate Amount beneficially owned by Reporting Person:   1,231,900 SHARES
--------------------------------------------------------------------------------
12.  Check if the aggregate amount in row 11. excludes certain shares [  ]
BOX NOT CHECKED
--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row 11.:  1,231,900 SHARES IS
14% OF THE TOTAL OF 8,990,690 SHARES OUTSTANDING.
--------------------------------------------------------------------------------
14.Type of reporting person:  THE REPORTING PERSON IS AN INDIVIDUAL - "IN."

Amended  Items  only:

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.
----------------------------------------------------

Mr. Minch owns 1,231,900 shares of common stock, $0.001 par value per share, of the issuer. The issuer has 8,990,690 shares outstanding of common stock, $0.001 par value per share. Mr. Minch owns 14% of the common stock of the issuer.

Mr.  Minch  owns no other securities of the issuer and is not part of any group.

Mr. Minch possesses sole power to vote and sole power to dispose of all shares owned by him.


SECURITIES ACQUIRED SINCE THE LAST 13D FILING
              JEFFREY L MINCH
              ---------------
 DATE    AMOUNT  PRICE/SHARE   TRANSACTION
-------  ------  ------------  -----------
12-10-99  17,000  $    0.56/sh  Open market
          ------  ------------  -----------
12-13-99  75,000  $    0.56         OM
          ------  ------------  -----------
12-14-99  20,000  $    0.61         OM
          ------  ------------  -----------
12-16-99  12,000  $    0.63         OM
          ------  ------------  -----------
12-17-99  71,700  $    0.63         OM
          ------  ------------  -----------
 2-26-00   9,500  $    1.04         OM
-------   ------  ------------  -----------



                     /S/  JEFFREY  L  MINCH
                     ----------------------
                     JEFFREY  L  MINCH

                     26  FEBRUARY  1999